Exhibit 99.1

BUSINESS CORPORATIONS ACT	FORM 6

Alberta	NOTICE OF DIRECTORS OR NOTICE OF CHANGE OF DIRECTORS

1. Name of Corporation	2.	Alberta Corporate Access Number

WESTPORT INNOVATIONS INC.	206475261

3.	The following persons were appointed Director(s) on March 17, 2016:

Name of Director		Resident Canadian?
(Last, First, Second)	Mailing Address (including postal code)	Yes	No
Nunn, Rodney T.	95 Erie St. S Ridgetown, Ontario N0P 2C0	Yes

4.	The following persons ceased to hold office as Director(s) on March 17, 2016:

Name of Director (Last, First, Second)	Mailing Address (including postal code)
Bodkin, M. A.	1600 Beach, Douglas House
Suite 2201D
Vancouver, BC V6G 1Y8

5.	As of this date, the Director(s) of the corporation are:

Name of Director		Resident Canadian?
(Last, First, Second)	Mailing Address (including postal code)	Yes	No
Baker, Warren J.	2880 Lupine Canyon Road P.O. Box 2580 Avila Beach, California, USA 93424	No

Caron, Joseph	3075 Spencer Court West Vancouver, BC V7V 3C5	Yes

Demers, David Robert	101, 1750 West 75th Avenue Vancouver, BC V6P 6G2	Yes

Eprile, Brenda	616, 4000 Yonge Street North York, Ontario M4N 2N9	Yes

Hodge, Philip B.	850, 1015 - 4th Street S.W. Calgary, Alberta T2R 1J4	Yes

Horváth, Dezsö Joseph	Suite N302, Seymour Schulich Building 4700 Keele Street Toronto, Ontario M3J 1P3	Yes

Muench, Gottfried “Guff”	4220 Evergreen Avenue West Vancouver, BC V7V 1H1	Yes

Pearce, Douglas G.	2135 Abbott Street Kelowna, BC V1Y 1C8	Yes

Yu, Peter	505 Fifth Avenue – 15th Floor New York, New York, USA 10017	No

Nunn, Rodney T.	95 Erie St. S Ridgetown, Ontario N0P 2C0	Yes

6.	To be completed only by Alberta Corporations:

Are at least 25% of the members of the Board of Directors Resident Canadians?                ☑  Yes    ☐  No

DATE	SIGNATURE	TITLE

March 22, 2016		Solicitor
FILED